Filed Pursuant to Rule 433

Registration No. 333-231284

Issuer Free Writing Prospectus dated August 6, 2020 relating to

Preliminary Prospectus Supplement dated August 6, 2020

(To Prospectus dated May 8, 2019)

Final Term Sheet

$650,000,000

5.250% Senior Notes due 2028

Pricing Term Sheet

August 6, 2020

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated August 6, 2020 (the “Preliminary Prospectus Supplement”), relating to the offering of 5.250% Senior Notes due 2028 by MGIC Investment Corporation (the “Issuer”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information contained therein.

Issuer:	MGIC Investment Corporation

Securities:	5.250% Senior Notes due 2028 (the “Notes”)

Ratings*:	Ba1 (Moody’s) / BB+ (S&P)

Aggregate Principal Amount Offered:	$650,000,000

Price to Public:	100.00% of principal amount plus accrued interest, if any, from August 12, 2020

Net Proceeds to Issuer After Underwriting
Discount But Before Offering Expenses:	$640,250,000

Maturity Date:	August 15, 2028

Trade Date:	August 6, 2020

Settlement Date**:	August 12, 2020 (T+4)

Coupon:	5.250%

Interest Payment Dates:	Semi-annually on February 15 and August 15, beginning on February 15, 2021

Interest Record Dates:	February 1 and August 1

Benchmark Treasury:	2.875% UST due August 15, 2028

Benchmark Treasury Price and Yield:	119-05; 0.438%
Spread to Benchmark Treasury:	T+481 basis points
Yield to Maturity:	5.250%
Ranking:	Senior Unsecured
Optional Redemption:	Prior to August 15, 2023, the Notes will be subject to redemption at any time at the Issuer’s option, in whole or in part, at the Make-Whole Price (as defined below), plus accrued and unpaid interest to, but excluding, the redemption date.

	Year	Notes Percentage
	2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .102.625% 2024. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .101.313% 2025 and thereafter . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . .100.000%	On and after August 15, 2023, the Notes will be subject to redemption at any time at the Issuer’s option, in whole or in part, at the redemption price (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest to, but excluding, the redemption date, if redeemed during the 12-month period beginning on August 15 of the years indicated below:
“Make-Whole Amount” means, with respect to any Note, an amount equal to the excess, if any, of:
(1) the present value of the remaining principal, premium and interest payments that would be payable with respect to such Note if such Note were redeemed on August 15, 2023, computed using discount rate equal to the Treasury Rate plus 50 basis points, over (2) the outstanding principal amount of such Note.
“Make-Whole Price” means, with respect to any Note, the greater of:
	(1)	the sum of the principal amount of and the Make-Whole Amount with respect to such Note; and
	(2)	the redemption price of such Note on August 15, 2023.
	Use of Proceeds:	The Issuer intends to use a portion of the net proceeds from the Notes offering to finance a cash tender offer for any and all of the Issuer’s $425,000,000 outstanding aggregate principal amount of the Issuer’s 5.750% Senior Notes due 2023 and to purchase a portion of the Issuer’s 9.000% Convertible Junior Subordinated Debentures due 2063. Any remaining net proceeds will be added to the Issuer’s funds available for general corporate purposes.
CUSIP/ISIN:	552848 AG8 / US552848AG81
Joint Book-Running Managers:	Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Co-managers:	Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Samuel A. Ramirez and Company, Inc.
CastleOak Securities, L.P.
Zelman Partners LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Issuer expects that delivery of the Notes will be made against payment on the Notes on or about August 12, 2020, which will be four business days (as such term is used for purposes of Rule 15c6-1 of the Exchange Act) following the date of pricing of the Notes (this settlement cycle is referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or after such date but before settlement occurs may be required, by virtue of the fact that the Notes will settle in T+4 to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to make such trades should consult their own advisors.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus, dated May 8, 2019) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, and the accompanying prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Notes offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain copies from Goldman Sachs & Co. LLC, at 200 West Street, New York, NY 10282, Attention: Prospectus Department, by telephone at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.

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